Exhibit 99.1

GoldMining Inc. Launches 2025 Exploration Program, São Jorge Project, Brazil

Vancouver, British Columbia – March 18, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce plans to commence a major exploration program on the Company’s 100% owned São Jorge Project ("São Jorge" or the "Project") in the Tapajós gold district, Pará State, Brazil.

Highlights:

●	Planned drilling campaign of up to 5,000 metres

o	Systematic drilling to target expansion of the São Jorge deposit (the “Deposit”) along strike

o	Drill testing new zones of potential bedrock mineralization at high priority geochemical and geophysical targets

●	Geophysical surveying including expansion of the existing IP survey northwards over the William South and North prospect areas

●	Additional auger drilling of up to 3,000 metres over high tenor soil anomalies

●	Soil sampling program of up to 6,000 samples to test and expand the broader mineral system across the Project

The Company has already commenced field activities including soil sampling, mapping and prospecting, and is planning a follow-up diamond core drilling program for the 2025 field season. In the 2024 drill program results, numerous high-grade auger drill intercepts provided compelling targets to systematically explore for new gold discoveries within the São Jorge mineral system (see news release dated February 26, 2025):

o

High-grade auger drill intercepts at William South in 2024 included 1 metre ("m") at 17.14 g/t Au, 1 m at 10.20 g/t Au, 1 m at 8.01 g/t Au and 5 m at 2.78 g/t Au, all from shallow depths of less than 15 m below surface

o	Recent soil sampling in 2025 has returned the highest ever gold-in-soil anomaly of 5.96 g/t Au at the William North prospect area

The Deposit occurs within an emerging and expanding mineral system defined by a 12 km x 7 km footprint of elevated surface geochemical anomalies surrounding the Deposit, thereby highlighting the broader exploration potential of the Project.

Alastair Still, Chief Executive Officer of GoldMining, commented: "GoldMining is excited to be launching a comprehensive exploration program at our São Jorge Project that will be the largest exploration program in the 14+ year history of our Company, and is a testament to our belief in the previously untapped exploration potential at São Jorge. We have assembled a first-class exploration team led by our President Paulo Pereira, a veteran Brazilian geologist, and our VP Exploration Tim Smith who has over thirty years of global gold experience. It follows that an experienced technical team, combined with São Jorge’s demonstrated prospectivity, proximity to existing highway and power infrastructure, regional scale property size exceeding 46,000 hectares and location within an emerging gold producing district, makes for a compelling growth opportunity.”

Figure 1 – Tapajós Gold District and location of the Project.

São Jorge Project Exploration Opportunity and Upside

Over the past two years the Company has embarked on a systematic exploration campaign to compile comprehensive exploration datasets to test the broad extent and continuity of the São Jorge mineral system (see Figure 2). The associated surface sampling program has successfully delineated several new exploration targets comprising gold ± copper ± molybdenum ± silver soil geochemical anomalies which cumulatively outline a large mineral system defined by a 12 km x 7 km geochemical footprint surrounding the Deposit.

Follow up testing has to date produced very encouraging results, including diamond core drilling which stepped out 1 kilometre west of the Deposit to confirm the mineralized corridor remains open along strike (see news release dated September 9, 2024). Additional fences of diamond core drilling are now planned to extend the São Jorge mineralized corridor.

At William South, located 1 kilometre north of the Deposit, auger drilling intended to test the source of mineralization beneath high tenor soil anomalies has to date returned numerous high-grade intercepts (see news releases dated September 9, 2024, and November 11, 2024) including:

●	1 m at 17.14 g/t Au from 12 m depth;

●	5 m at 2.78 g/t Au from 10 m depth;

●	1 m at 10.2 g/t Au from 14 m depth;

●	1 m at 8.01 g/t Au from 6 m depth;

●	1 m at 3.78 g/t Au from 10 m depth; and

●	3 m at 1.05 g/t Au from 12 m depth.

These auger drilling results indicate the potential to discover new gold mineralized zones at William South, which will be complemented with the assistance of an extended IP survey to help refine diamond core targeting. The Company also plans to undertake additional step-out auger drilling to search for new gold-in-bedrock drill targets, such as at William North where recent gold-in-soil sampling has returned the highest tenor soil sample on the property of 5.96 g/t Au.

654000
658500
663000
9288000
9283500
9279000
William North
Max Soil Sample
5.96 g/t Au
William North
Max Rock Grab
6.66 g/t Au
William South
Max Soil Sample
2.16 g/t Au
William South
Max Rock Grab
26.34 g/t Au
William South Auger Drilling
1 m at 17.14 g/t Au from 12 m depth
5 m at 2.78 g/t Au from 10 m depth
1 m at 10.2 g/t Au from 14 m depth
1 m at 8.01 g/t Au from 6 m depth
1 m at 3.78 g/t Au from 10 m depth
3 m at 1.05 g/t Au from 12 m depth
William North
Dragon
William South
São Jorge
Gold Deposit
São Jorge South
The Eye
Max Soil Sample
3.48 g/t Au
The Eye
Mineral concession 850.745/2024
GOLDMINING
São Jorge Project
Pará, Brazil
EXPLORATION TARGETS
February 2025
Map Coordinate System:
SAD 69 UTM Zone 21S
N
0
1,000
2,000
metres
São Jorge Gold Deposit
New concession acquisition
Peak Rock Grab Samples
Peak Soil Samples
Gold Grades in Auger Drilling
(in bedrock)
< 0.1 g/t Au
0.1 - 1 g/t Au
>1 g/t Au
Gold-in-Soil
≥10 ppb
Copper-in-Soil
≥20 ppm
Molybdenum-in-Soil
≥20 ppm
São Jorge External Property Boundary

Figure 2 – São Jorge mineral system and exploration targets.

Visit www.goldmining.com for more information, including high resolution figures and the recently published Technical Report titled "NI 43-101 Technical Report, São Jorge Project, Pará State, Brazil” which has an effective date of January 28, 2025.

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Pereira is also a QP as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding São Jorge has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Project and expected work programs thereat and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.

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